Exhibit 11

LEGALITY OF SECURITIES OPINION

[Letterhead of The Vanguard Group, Inc.]

January 17, 2014

Board of Trustees
Vanguard Tax-Managed Funds
Post Office Box 2600
Valley Forge, PA 19482-2600

Ladies and Gentlemen:

I have acted as counsel to Vanguard Tax-Managed Funds, a Delaware statutory trust (the “Trust”), in connection with that certain Agreement and Plan of Reorganization (the “Plan”) by and between the Trust, on behalf of its series, Vanguard Tax-Managed International Fund (“International Fund”), and Vanguard STAR® Funds (“Acquired Fund Trust”), on behalf of its series, Vanguard Developed Markets Index Fund (“Developed Markets Fund”), which provides for the reorganization of the Developed Markets Fund with and into the International Fund (the “Transaction”). While acting in this capacity, I have acquired a general familiarity with the Trust’s business operations, practices, and procedures.

Pursuant to the Plan, all of the assets of the Developed Markets Fund will be transferred to the International Fund and the International Fund will assume all of the liabilities of the Developed Markets Fund. The Trust will then issue Investor, Admiral, Institutional, and Institutional Plus Shares of the International Fund (“International Fund Shares”) to the Developed Markets Fund and the Developed Markets Fund will distribute these International Fund Shares to shareholders of the Developed Markets Fund. The net asset value of each Developed Markets Fund’s shareholder account after the Transaction will be the same as the net asset value of such shareholders’ account with the Developed Markets Fund immediately prior to the Transaction.

In connection with the preparation of this opinion, I have examined originals, certified copies, or copies identified to me as being true copies, of various trust documents and records of the Trust and Acquired Fund Trust, as well as such other instruments, documents, and records as I have deemed necessary in order to render this opinion. I have assumed the genuineness of all signatures, the authenticity of all documents provided to me, and the correctness of all statements of fact made in those documents.

The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the International Fund Shares to be issued to shareholders of the Developed Markets Fund pursuant to the Plan, as described above the International Fund Shares, will have been filed by the Trust with the Securities and Exchange Commission and will have become effective before the Transaction occurs.

Based on the foregoing, I am of the opinion that the International Fund Shares are duly authorized and, when issued by the Trust to the Developed Markets Fund and subsequently distributed to the shareholders of the Developed Markets Fund in accordance with the terms and conditions of the Plan, will be legally issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion with and as a part of the Registration Statement.

Very truly yours,

/s/ Natalie Bej

Natalie Bej Principal Legal Department